[redacted]

05010220

Superior Plus

Reisch
Director, Investor Relations & Corporate Secretary
Direct Telephone: (403) 218-2953
Direct Facsimile: (403) 218-2973
E-mail: treisch@superiorplus.com

July 26, 2005

Securities and Exchange Commission
Judiciary Plaza
450 – 5 Street NW
Washington, DC 20549 USA

Dear Sir or Madam:

Re: Superior Plus Income Fund (the "Company")
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the July 26, 2005 news releases of the Company.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
Superior Plus Income Fund

Theresia R. Reisch
Superior Plus Inc.
Director, Investor Relations
and Corporate Secretary

/encl.

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h:\spif\SEC-ltr.doc

Superior Plus

NEWS

TSX: SPF.UN | ***For Immediate Release***

Upcoming Release of 2005 Second Quarter Results and Conference Call

Calgary, July 26, 2005...Superior Plus Income Fund (the "Fund") expects to release its 2005 second quarter results on Wednesday, August 10, 2005. A conference call and webcast for investors, analysts, brokers and media representatives to discuss the 2005 second quarter results is scheduled for 10:30 a.m. EST (8:30 a.m. MST) on Thursday, August 11, 2005. Callers may participate by dialing: 1-800-814-4853. A recording of the call will be available for replay until midnight, August 18, 2005 by dialing: 877-289-8525 and entering pass code 21128642 followed by the # key. Internet users can listen to the call live, or as an archived call, on Superior's website: www.superiorplus.com under the "Events and Presentations" section.

The Fund holds 100% of Superior Plus Inc., which has four operating divisions: ***Superior Propane*** is Canada's largest distributor of propane, related products and services; ***ERCO Worldwide*** is a leading supplier of chemicals and technology to the pulp and paper and water treatment industries; ***Winroc*** is the seventh largest distributor of walls and ceilings construction products in North America; and ***Superior Energy Management*** provides fixed price natural gas supply services in Ontario and Quebec.

The Fund's trust units trade on the Toronto Stock Exchange (the "TSX") under the trading symbol SPF.UN. There are 78.9 million trust units outstanding. The Fund has $10.2 million principal amount of Series 1, and $64.1 million of Series 2, 8%; and $175.0 million of 5.75% Convertible Unsecured Subordinated Debentures outstanding, that trade on the TSX under the trading symbols SPF.DB, SPF.DB.A, and SPF.DB.B, respectively.

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact:

Theresia R. Reisch
Director, Investor Relations and Corporate Secretary
Tel: (403) 218-2953 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587) / E-mail: treisch@superiorplus.com